As filed with the Securities and Exchange Commission on May 8, 2007
                                                     Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED,
                  FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  -------------


   (Exact name of issuer of deposited securities as specified in its charter)

                              --------------------

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
                   (Translation of issuer's name into English)

                                  -------------

                              The Republic of China
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  -------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                               TSMC North America
                              2585 Junction Avenue
                             San Jose, CA 95134 USA
                                 (408) 382-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

        David Meredith, Esq.                    Patricia Brigantic, Esq.
        Anthony S. Wang, Esq.                   Citibank, N.A.
        Weil, Gotshal & Manges LLP              388 Greenwich Street -17th Floor
        767 Fifth Avenue,                       New York, New York  10013
        New York, NY 10153
        (212)-310-8000

                    ----------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_|  on (Date) at (Time).

 If a separate registration statement has been filed to register the deposited
                     shares, check the following box : |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Proposed Maximum
                                                                             Aggregate              Proposed             Amount of
   Title of Each Class of                              Amount to be       Offering Price        Maximum Aggregate       Registration
Securities to be Registered                             Registered*         Per Unit **         Offering Price ***           Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares ("ADSs"), each ADS           200,000,000            $5.00               $10,000,000             $307
representing five (5) Common Shares, par value
NT$10 each, of Taiwan Semiconductor Manufacturing
Company Limited.
------------------------------------------------------------------------------------------------------------------------------------

* An additional 960,000,000 American Depositary Shares were previously registered under Registration Statement Nos. 333-7610, 333-9676, 333-11958, 333-14230, 333-123814 and 333-126397 which are each being amended hereby.
**    Each unit represents 100 American Depositary Shares.
*** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
1. Name of Depositary and address of its principal               Face of Receipt -  Introductory
   executive office                                              paragraph

2. Title of Receipts and identity of deposited                   Face of Receipt - Top center
   securities                                                    and introductory paragraph

Terms of Deposit:

         (i)      The amount of deposited securities             Face of Receipt - Upper right corner
                  represented by one American Depositary
                  Share

         (ii)     The procedure for voting, if any, the          Reverse of Receipt - Paragraphs (17),
                  deposited securities                           (18) and (19)

         (iii)    The collection and distribution of             Face of Receipt - Paragraphs (2),
                  dividends                                      (6), (8) and (10)
                                                                 Reverse of Receipt - Paragraphs (16) and
                                                                 (17)

         (iv)     The transmission of notices, reports and       Reverse of Receipt - Paragraph (21)
                  proxy soliciting material

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
         (v)      The sale or exercise of rights                 Face of Receipt - Paragraphs (5) and (6)
                                                                 Reverse of Receipt - Paragraph (16)

         (vi)     The deposit or sale of securities              Face of Receipt - Paragraphs (4), (5)
                  resulting from dividends, splits or plans      and (6)
                  of reorganization                              Reverse of Receipt - Paragraphs (16)
                                                                 and (20)

         (vii)    Amendment, extension or termination            Reverse of Receipt - Paragraphs (25)
                  of the deposit agreement                       and (26) (no provision for extension)

         (viii)   Rights of holders of Receipts to inspect       Reverse of Receipt - Paragraph (21)
                  the transfer books of the depositary
                  and the list of holders of Receipts

         (ix)     Restrictions upon the right to deposit or      Face of Receipt - Paragraphs (2),
                  withdraw the underlying securities             (3), (5), (6) and (7)

         (x)      Limitation upon the liability of the           Reverse of Receipt - Paragraph
                  depositary                                     (23)

3.       Fees and charges which may be imposed                   Face of Receipt - Paragraph (9)
         directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                    Face of Receipt - Paragraph (15)

2(b) Taiwan Semiconductor Manufacturing Company Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F. Street, N.E, Washington D.C. 20549.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Amended and Restated Deposit Agreement, dated as of April 13, 2005, as further amended and restated as of November 30, 2005, among Taiwan Semiconductor Manufacturing Company Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a).

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

            (d) Opinion of Patricia Brigantic, counsel for the Depositary, as to the legality of the securities registered. -- Filed herewith as Exhibit (d).

            (e) Certificate under Rule 466. -- Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

            (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of April 13, 2005, as further amended and restated as of November 30, 2005, among Taiwan Semiconductor Manufacturing Company Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of May, 2007.

                                       Legal entity created by the Amended and
                                       Restated Deposit Agreement for the
                                       issuance of American Depositary Receipts evidencing American Depositary Shares issued thereunder, each American Depositary Share representing five (5) Common Shares, par value NT $10.00 per share, of Taiwan Semiconductor Manufacturing Company Limited.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Emi Mak
                                           -------------------------------------
                                           Name: Emi Mak
                                           Title: Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Taiwan Semiconductor Manufacturing Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this 8th day of May, 2007.

                                       TAIWAN SEMICONDUCTOR MANUFACTURING
                                       COMPANY LIMITED


                                       By: /s/ Lora Ho
                                           -------------------------------------
                                           Name: Lora Ho
                                           Title: Vice President and Chief
                                                  Financial Officer

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lora Ho, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 8, 2007.

Signature                            Title


/s/ Morris Chang
-------------------------------
Morris Chang                         Chairman


/s/ F.C. Tseng
-------------------------------
F.C. Tseng                           Director and Vice Chairman


/s/ Rick Tsai
-------------------------------
Rick Tsai                            Director, President and Chief Executive
                                     Officer

/s/ Chintay Shih
-------------------------------
Chintay Shih                         Director


/s/ Stan Shih
-------------------------------
Stan Shih                            Director



-------------------------------
Lester Carl Thurow                   Director



-------------------------------
Sir Peter Leahy Bonfield             Director

-------------------------------
Carleton (Carly) S. Fiorina          Director


/s/ Lora Ho
-------------------------------
Lora Ho                              Vice President, Chief Financial Officer and
                                     Spokesperson

/s/ Jessica Chou
-------------------------------
Jessica Chou                         Chief Accounting Officer or Controller

         SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF
               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

            Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Taiwan Semiconductor Manufacturing Company Limited has signed the Registration Statement in San Jose, California, on this 8th day of May, 2007.

                                             TSMC NORTH AMERICA


                                             By: /s/ Scott Hover-Smoot
                                                 -------------------------------
                                                 Name: Scott Hover-Smoot
                                                 Title: Regional Counsel

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------

(a)                    Amended and
                       Restated Deposit
                       Agreement, dated as of
                       April 13, 2005, as further
                       amended and restated as of
                       November 30, 2005

(d)                    Opinion of counsel
                       to the Depositary

(e)                    Certification under Rule 466